Exhibit 99.1

Ayr Wellness Announces the Launch of Origyn Extracts in Arizona

New York, August 27 2021 – Ayr Wellness Inc. (CSE: AYR.A, OTC: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated cannabis multi-state operator, today announced the launch of its Origyn Extracts premium concentrates line in Arizona. Origyn will be the first of Ayr’s national brand portfolio to launch in Arizona.

Sales of Origyn in Arizona begin today, available exclusively in Ayr’s three Oasis Cannabis stores. Wholesale operations are expected to begin roughly one month from now. The initial products to be made available will include six SKUs, all strain-specific High Terpene Extracts (“HTE”) cartridges, including Garlotti HTE, LA Star Killer HTE, Cookie Glue HTE, Chery Tang HTE, California Orange HTE, and Jungle Juice HTE.

Origyn Extracts was originally launched in Massachusetts in October 2020 and is now the leading concentrate brand in that state, with ~22% market share in concentrates, according to BDSA. The Company launched Origyn Extracts in Florida in May 2021. Ayr plans to roll out Origyn across its full operational footprint, including Nevada and Pennsylvania later this year.

Jonathan Sandelman, CEO of Ayr, said, “We are investing significant talent and resources to build out our national brand portfolio, which consists of Origyn, Kynd premium flower, and the recently announced acquisition of Levia. The expansion of Origyn into Arizona is an important step in that process. Arizona has a dynamic market and high demand for quality concentrates and extracts, and we are incredibly excited to introduce the state’s consumers to our Origyn Extracts, which truly celebrate the plant and all that it has to offer.”

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise additional debt or equity capital if required. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston

MATTIO Communications

T: (703) 926-9159

Email: ir@mattio.com

Email: IR@ayrwellness.com